TeliaSonera Finland Introduces New 3G Service Packages and a
New Pricing Model for Mobile Subscriptions

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 27, 2006--The bundling of 3G phones and mobile subscriptions, which from April 1 is allowed for the first time in Finland, provides customers with a new way of acquiring a mobile phone plus subscription and services in one package from Sonera. At the same time, the pricing model for Sonera mobile subscriptions for consumers will be renewed.

"The bundling of 3G phones, services and subscriptions is an opportunity to modernize the terminal device base in Finland. Potentially this paves the way for an increased usage of more advanced mobile services, as pre-configured 3G phones lower the barrier of service usage," says Juho Lipsanen, President of TeliaSonera Finland.

TeliaSonera Finland's new Sonera service packages comprise a 3G phone with pre-installed service settings and a subscription suitable to the phone:

-- For consumers, a new Sonera Parempi Paiva ("Better Day") subscription is available. The monthly charge for the subscription is EUR 9.90 and the call rate is EUR 0.089/minute (text messages EUR 0.089/each). The subscription has an opening charge of EUR 0.049/call. The period of agreement is either 12 or 24 months. The mobile phone models offered are Nokia N70, Nokia 6280, Nokia 6630, Nokia 6680, Samsung Z140 and Z300, and Sony Ericsson K600i. The phone prices vary between 119 and 390 euros, depending on the phone and the agreement period. Special prices will be offered to the Gold and Silver level customers in the Sonera Etu loyalty program.

-- For business customers, Sonera offers a managed and secure service package that includes services, phones and subscriptions for mobile work. Companies can now effectively solve their mobile work needs with these new service packages. The user receives the services and phones pre-installed in an easy and secure way. Sonera has tailored three kinds of packages for business customers to simplify their mobile work needs, including phones, services and subscriptions.

New 3G Services

"We want to offer our customers easy to use service packages which are also easy to understand. The new services we are also launching today - mobile TV, a mobile music service and video calls - are all typical services for use on 3G phones," says President Juho Lipsanen.

With the Mobile TV service, Sonera customers can watch all the programmes of Nelonen, TV news broadcasts of YLE, The Voice Music-TV and news and current affairs programmes of MTV3.

Sonera customers can make video calls both in Finland and abroad over TeliaSonera's 3G networks in Sweden and Norway. Video calls can also be made when abroad. Detailed roaming information is available at www.sonera.fi/matkapuhelin/ulkomailla.

"Musiikkilataamo", a popular online music service available on the web site of Finnish daily Helsingin Sanomat, will now be introduced into mobile phones as well. From Musiikkilataamo, you can download the latest hits or old classics by thousands of Finnish and foreign artists to your mobile phone. The charge for one music download is 1.95 euros. The charge also covers a one-time code that you receive by SMS: the code allows you to download the same music file to your computer.

Sonera will focus on its existing customer base and on strengthening customer loyalty, i.e. by making special service packet offers and other benefits available to the Sonera Etu-loyalty program members.

New pricing model for mobile subscriptions

The pricing model applied to consumers' mobile subscriptions will now also be renewed in the beginning of April. Sonera introduces an opening charge of EUR 0.049 for normal mobile calls and changes the minimum traffic charge applied for short mobile calls to EUR 0.079 (previously EUR 0.01).

"As the market leader we feel responsible for the future development of the Finnish market and therefore we have decided to take these actions. Our affordable minute prices remain unchanged. We want to focus on our good customers and ensure that the new pricing model remains favourable to customers who make long calls. Our goal is also to improve our profitability in order to secure long term investment capacity and to be able to continue the development of a Finnish telecommunications market at the forefront of Europe. One part of this is cost management, the other is commercial actions. This new mobile pricing model is a feature of a mature market, where pricing must be value-based, and recognizable from fixed line call pricing. Our mobile prices still remain among the lowest in Europe," says President Juho Lipsanen.

TeliaSonera Finland estimates that the price changes will have a positive effect on the company's net sales. The magnitude of this effect will depend upon market developments, competitors' actions and customer reactions. The new pricing model will be applied to a new Sonera Better Day subscription as of April 1, 2006 and to most of the previous Sonera consumers subscriptions as of May 1, 2006 *. The prices applied to customers with a fixed-term Sonera KestoEtu agreement will only change after the termination of the agreement period.

* The new pricing model doesn't apply to the following subscriptions: Easy, Control, Control Plus, Company, Company Data and Tele Finland subscriptions. Nor does it affect Basic and Multi Data calls or calls to the emergency number 112 and 0800-series service numbers.

Invitation to conference call

Journalists and analysts are cordially invited to a conference call at 13.00 CET with Kim Ignatius, CFO, TeliaSonera AB and Juho Lipsanen, President of TeliaSonera Finland.

Dial-in number:             (0)20-7162 01 25
Participants should quote:         TeliaSonera
Dial-in information: To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call. You can also listen to the conference live on our website.
Replay number until April 3, 2006: (0)20-7031 40 64
Access code: 699 730

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia.  TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera Finland Press Office
+358-20-406 02 35